Exhibit 99.1

36Kr Holdings Inc. Announces Changes to Board of Directors

BEIJING, June 19, 2020 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced the appointment of Ms. Yang Li as a member of the Company’s Board of Directors (the “Board”), effective immediately. At the same time, Mr. Chao Zhu has stepped down from the Board due to personal reasons, effective June 17, 2020.

Ms. Yang Li has served as the Company’s chief content officer since August 2019. Ms. Li is responsible for content creation for the Company’s platform and has extensive experience in the media sector. Prior to joining the Company, Ms. Li served at YiMagazine, previously known as CBNweekly which is sponsored by Shanghai Oriental Media Group, a leading business magazine in China, where she joined as a founding member, and held various positions, including the chief editor of the magazine and the chief commentator for an editorial column called the Observer from 2008 to 2016. Before YiMagazine, Ms. Li served as a journalist at China Internet Weekly magazine and China Information World newspaper.

Mr. Dagang Feng, co-chairman and chief executive officer of 36Kr, commented, “On behalf of the Board, we thank Mr. Zhu for his dedicated service to the Company and contribution to our Board. We wish him all the best in his future endeavors. We would like to extend warm welcome to Ms. Yang Li for joining the Board. Ms. Li brings extensive experience in content creation, editing and distribution, which have proven highly valuable in building 36Kr as a prominent New Economy-focused content and service provider. The strong brand and user traffic brought by our rich and high-quality content have attracted diverse and significant opportunities for the Company’s core business. We look forward to working with Ms. Li in her new role as we continuously provide high-quality and engaging content to our users, and offer professional services to participants in the vibrant New Economy community.”

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business conditions globally and in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com